UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: June 20, 2011

(English Translation of Notice of Amendment to the NOTICE OF THE 99th ORDINARY GENERAL MEETING OF SHAREHOLDERS Issued in Japanese Language)

MAKITA CORPORATION

(Stock code: 6586)

June 20, 2011

To the Shareholders of

MAKITA CORPORATION

Notice of Amendment to the NOTICE OF THE 99th ORDINARY GENERAL MEETING OF

SHAREHOLDERS

We would like to inform you that the following amendment of the NOTICE OF THE 99th ORDINARY GENERAL MEETING OF SHAREHOLDERS announced June 6, 2011.

Masahiko Goto

President

MAKITA CORPORATION

3-11-8, Sumiyoshi-cho, Anjo,

Aichi Prefecture, 446-8502, Japan

Section amended:

Page 29, in the “2. Subsidiaries, Notes to Transactions with Affiliates, Notes to Non-consolidated Financial Statements”

The Amendment part is underlined as shown below.

(Before Amendment)
Attribute	Subsidiaries
Corporate name	Makita Numazu Corporation (Numazu city, Shizuoka Prefecture)
Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0
Relationship with affiliates	Money loan
Interlocking Directors (Number of directors: 2)
Principal transactions	Money loan (Note 3)	Collection of loan
Transaction amount (millions of yen) (Note 5)	17,900	17,400
Account title	Long-term loans receivable
Balance at end of the term (millions of yen) (Note 5)	1,750

(After Amendment)
Attribute	Subsidiaries
Corporate name	Makita Numazu Corporation (Numazu city, Shizuoka Prefecture)
Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0
Relationship with affiliates	Money loan
Interlocking Directors (Number of directors: 1)
Principal transactions	Money loan (Note 3)	Collection of loan
Transaction amount (millions of yen) (Note 5)	17,900	17,400
Account title	Long-term loans receivable
Balance at end of the term (millions of yen) (Note 5)	1,750